SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nokia stock exchange release dated December 1, 2016: Nokia brand licensee HMD Global is now the new home of Nokia phones

Nokia brand licensee HMD Global is now the new home of Nokia phones

Nokia Corporation

Stock Exchange Release

December 1, 2016 at 12:00 (CET +1)

Nokia brand licensee HMD Global is now the new home of Nokia phones

Espoo, Finland — Nokia confirms that the strategic agreement covering branding rights and intellectual property licensing with HMD Global Oy (HMD), originally announced on May 18, 2016 has come into force.

HMD has today announced the completion of transactions between HMD, FIH Mobile Limited (a subsidiary of Hon Hai Precision Industries trading as Foxconn Technology Group) and Microsoft, which means that HMD can begin operations as the new home of Nokia phones, under an exclusive global brand license(1) for the next ten years.

Nokia branded feature phones remain one of the most popular choices of mobile phone in many markets around the world today and HMD will continue to market them as part of an integrated portfolio, alongside a new range of smartphones and tablets to be announced later by HMD.

Under the agreement, Nokia will receive royalty payments from HMD for sales of every Nokia branded mobile phone and tablet, covering both brand and intellectual property rights. Nokia is not an investor or shareholder in HMD.

Brad Rodrigues, interim president of Nokia Technologies, said:

“We’ve been overwhelmed by the enthusiasm shown around the world for the return of the Nokia brand to smartphones. The HMD Global team has the ambition, talent and resources to bring a new generation of Nokia branded phones to market, and we wish them every success. I’m sure our millions of Nokia fans will be excited to see their new products!”

Today also sees the return of Nokia branded phones to the Nokia website at www.nokia.com/phones. The website for Nokia phones is operated by HMD.

(1) Excluding Japan

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations regarding market developments, general economic conditions and structural changes; D) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations; E) timing of the deliveries of our products and services; F) expectations and targets regarding collaboration and partnering arrangements, joint-ventures or the creation of joint-ventures, as well as our expected customer reach; G) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; and H) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our dependence on general economic and market conditions and other developments in the economies where we operate; 3) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 4) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 5) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 6) Nokia Technologies’ ability to maintain and establish new sources of brand and patent licensing income and IPR-related revenues, particularly in the smartphone market; 7) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 8) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 9) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 10) exchange rate fluctuations, as well as hedging activities; 11) performance failures by our partners or failure to agree to partnering arrangements with third parties; as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects-Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal